Exhibit 99.5

Medicenna Reports First Quarter Fiscal 2024 Financial Results and Operational Highlights

  Safety Review Committee clears MDNA11 Cohort 6 dose of 120µg/Kg, Q2W, in the Phase 1 portion of the ABILITY Study as there were no protocol defined dose-limiting toxicities
  MDNA11 clinical update scheduled for August 9; conference call to discuss data from cohorts five and six, recommended dose for monotherapy expansion and details on Phase 2 trial design
  $29.6 million in cash and cash equivalents as of June 30, 2023 provides expected runway through the completion of the ABILITY study and through calendar Q3 2024

TORONTO and HOUSTON, July 28, 2023 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or “the Company”) (NASDAQ: MDNA TSX: MDNA), a clinical-stage immunotherapy company, today announced financial results and corporate highlights for the first quarter ended June 30, 2023, as well as anticipated near-term corporate milestones.

“We are pleased with our start to fiscal 2024 and remain on track to share data readouts for cohorts five and six in addition to updates in lower dose cohorts. We believe that the clearance by the Safety Review Committee of the 120µg/Kg dose administered every 2 weeks, continues to demonstrate the acceptable tolerability profile of MDNA11. Accordingly, we expect to announce, on August 9th, the Recommended Dose for Expansion, as well as the indications we plan to pursue in the monotherapy expansion cohort of the Phase 2 ABILITY study following data review by the independent clinical and safety advisors of the Company,” commented Fahar Merchant, Ph.D., President and CEO of Medicenna. “We are encouraged by the safety profile of MDNA11 to date in addition to the prolonged and persistent single-agent activity in heavily pre-treated, end-stage cancer patients, even though the purpose of the Phase 1 ABILITY study was to evaluate the safety of MDNA11. We look forward to evaluating MDNA11 in a Phase 2 patient population in which the patients are less heavily treated in clinically relevant tumor types and may therefore be more likely to respond to immunotherapy treatments such as MDNA11.”

Operational Highlights

On April 17, 2023, we announced new preclinical data characterizing the Interleukin 13 (IL-13) Superkines, MDNA132 and MDNA213 (an improved version of MDNA132), and a series of IL-13 BiSKITs, were presented at the AACR Annual Meeting, held in Orlando, Florida. The results demonstrated that the IL-13 Superkines represent a versatile platform for engineering the next generation of precision immunotherapies for many immune-resistant IL-13Rα2 expressing tumors.

On April 25, 2023, the Company received an extension notice (the “Extension Notice”) from Nasdaq granting the Company’s request for a 180-day extension to regain compliance with the Minimum Bid Requirement. The Company has until October 23, 2023 to regain compliance with the Minimum Bid Requirement. The Extension Notice had no immediate effect on the listing or trading of the Common Shares on Nasdaq, and the Company’s operations are not affected by the receipt of the Extension Notice.

On July 20, 2023, Dr. Fahar Merchant, President and CEO of Medicenna, was invited to present and participate in a Research Roundtable organized by the National Brain Tumor Society. The event, entitled, Use of External Control Data in Brain Tumor Clinical Trials was held in Washington, D.C.

Expected Upcoming Milestones

Initial anti-tumor activity data from ABILITY’s fifth and sixth dose escalation cohorts in calendar Q3 2023.

Commencement of the ABILITY study’s MDNA11 Phase 2 monotherapy arm expected in calendar Q3 2023.

Clinical update from the ABILITY study’s MDNA11 Phase 2 monotherapy arm expected in calendar Q4 2023.

Commencement of the MDNA11 plus pembrolizumab combination arm of the ABILITY study in calendar Q4 2023.

Financial Results

As of June 30, 2023, cash, cash equivalents and marketable securities were $29.6 million, compared to $33.6 million on March 31, 2023.

Net loss for the quarter ended June 30, 2023, was $2.9 million or $0.04 per share compared to a net loss of $4.2 million or $0.07 per share for the quarter ended June 30, 2022. The decrease in net loss for the quarter ended June 30, 2023, compared with the quarter ended June 30, 2022, was primarily a result of a non-cash gain of $1.7 million related to the fair value of the warrant derivative.

Research and development expenses of $2.8 million were incurred during the quarter ended June 30, 2023, compared with $2.4 million incurred in the quarter ended June 30, 2022. The increase in R&D expenses in the current quarter was primarily attributed to increased licensing and patent legal fees and higher clinical costs associated with the MDNA11 ABILITY Study.

General and administrative expenses of $1.6 million were incurred during the quarter ended June 30, 2023, compared with $1.9 million during the quarter ended June 30, 2022. The decrease in G&A expenses in the current quarter is primarily a result of a reduction in directors and officers liability insurance premiums.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna’s long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna’s IL-4 Empowered Superkine, bizaxofusp (formerly MDNA55), has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. Bizaxofusp has obtained FastTrack and Orphan Drug status from the FDA and FDA/EMA, respectively.

Forward Looking Statements
This news release contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company, plans and projections and other statements, including statements on the development and potential of the Company’s IL-13 Superkines; the timing, progress and release of data from the Company’s planned and ongoing clinical trials; and the sufficiency of the Company’s current cash and cash equivalents to fund its planned operations through the completion of the ABILITY study and through calendar Q3 2024. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expect”, “believe”, “seek”, “potentially” and similar expressions. and are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the risks detailed in the latest Annual Information Form and Annual Report on Form 20-F of the Company for year ended March 31, 2023 and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Further Information

For further information about the Company, please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Media Contact

For media inquiries, please contact:

Tony Russo,Russo Partners, 212-845-4251,tony.russo@russopartnersllc.com